File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☑      Form 40-F   ☐ .

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐     No   ☑ .

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                        .]

EXHIBIT INDEX
A. Financial Statements for the Three Months End March 31, 2002 and 2003
SIGNATURES

EXHIBIT INDEX

Exhibit	Title	Page

A	Financial Statements for the Three Months End March 31, 2002 and 2003	1-45

MACRONIX INTERNATIONAL CO., LTD.

FINANCIAL STATEMENTS

March 31, 2003 AND 2002

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese

Independent Auditors’ Review Report

 The Board of Directors, Supervisors, and Shareholders
 of Macronix International Co., Ltd.

     We have reviewed the accompanying balance sheets of Macronix International Co., Ltd. as of March 31, 2003 and 2002, and the related statements of income and cash flows for the three months ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our review.

     We conducted our review in accordance with “Standards for Review of Interim Financial Statements of a Public Company.” A review consists principally of inquiries, comparison and analytical procedures. A review was substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     As described in Note 4(6) to the financial statements, certain long-term investments were accounted for under the equity method based on unreviewed financial statements of the investees. Our review report insofar as it relates to the investment loss amounting to approximately NT$248 million and NT$61 million for the three months ended March 31, 2003 and 2002, respectively, and the related long-term investment balances of approximately NT$3,511 million and NT$4,096 million as of March 31, 2003 and 2002, respectively, which were included in the financial statements, are based solely on the unreviewed reports.

     Based on our review, except for the circumstances mentioned in the third paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles in the Republic of China.

 Taipei, Taiwan, R.O.C
 April 18, 2003

Notice to Readers

     The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

MACRONIX INTERNATIONAL CO., LTD.
BALANCE SHEETS
March 31, 2003 and 2002
(Amounts in thousand New Taiwan Dollars)

ASSETS	Notes	March 31, 2003	March 31, 2002

Current assets
Cash and cash equivalents	2, 4(1)	$6,114,237	$15,242,135
Restricted investments-current	6	3,042,660	34,000
Notes receivable (net)	4(2)	132,099	90,071
Accounts receivable (net)	4(3)	1,972,234	1,778,556
Receivables from related parties (net)	4(4),5	226,726	346,956
Other financial assets	2,4(5)	173,750	—
Inventories (net)	2,4(6)	4,705,367	6,896,993
Prepaid expenses		442,023	464,808
Other current assets		316,749	608,078
Deferred income taxes-current (net)	2,4(19)	651,827	1,028,100

Total current assets		17,777,672	26,489,697

Long-term equity investments	2, 4(7)	2,744,671	3,809,357

Property, plant and equipment	2, 4(8), 6
Land		598,076	598,076
Buildings and facilities		23,037,126	13,466,471
Production equipment		43,477,510	41,063,946
Research and development equipment		1,526,448	1,282,322
Transportation equipment		30,194	30,554
Office furniture and fixtures		881,631	859,976
Leasehold improvement		4,468	4,468
Leased equipment		1,750,658	1,292,388

Total property, plant and equipment		71,306,111	58,598,201
Less: Accumulated depreciation		(36,502,214)	(28,317,686)
Add: Construction in progress		37,898	2,946,983
Prepayments for equipment		2,759,859	6,055,724

Net property, plant and equipment		37,601,654	39,283,222

Intangible assets	2
Software		349,031	425,494
Deferred charges		729,833	523,894

Total intangible assets		1,078,864	949,388

Other assets
Refundable deposits		36,143	31,907
Restricted investments-non-current	6	260,625	1,724,018
Deferred income taxes-non-current (net)		1,265,319	889,046
Other assets	2,4(19)	151,185	194,331

Total other assets		1,713,272	2,839,302

Total assets		$60,916,133	$73,370,966

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities
Short-term debts	4(9),6	$—	$1,550,000
Current portion of debentures	4(12),6	3,597,051	—
Current portion of long-term debts	4(10),6	2,155,137	2,058,272
Current portion of capital lease obligations	4(11),6	631,318	476,495
Notes payable		33	17,166
Accounts payable		1,072,485	1,001,453
Payables to equipment suppliers		1,105,279	843,266
Payables to related parties	5	167,051	157,017
Income taxes payable	2,4(19)	300,783	358,076
Accrued expenses		1,465,431	1,781,257
Other current liabilities		40,905	99,098

Total current liabilities		10,535,473	8,342,100

Long-term liabilities
Long-term debts, less current portion	4(10),6	7,310,953	4,478,791
Debentures, less current portion	4(12),6	15,042,056	18,769,198
Capital lease obligations, less current portion	4(11),6	820,633	1,462,188

Total long-term liabilities		23,173,642	24,710,177

Other liabilities
Refundable deposits-in		143	88
Accrued pension cost	2	138,582	38,166

Total long-term liabilities		138,725	38,254

		33,847,840	33,090,531

Shareholders’ equity
Capital
Common shares	4(13)	37,331,495	33,593,426
Paid-in Capital
Additional paid-in capital	4(14)	2,672,076	5,949,963
Gain on disposal of property, plant and equipment		—	16,360
Recognition of an investee’s capital reserve		356	—
Retained earnings
Legal reserve	4(15)	1,708,690	1,707,054
Special reserve		378,657	1,425
Accumulated deficit		(12,679,801)	(469,881)
Other adjustment items
Unrealized loss on long-term investments	2,4(7)	(1,383,483)	(623,996)
Cumulative translation adjustments	2	228,739	265,145
Treasury stock	2,4(17)	(1,188,436)	(159,061)

Total shareholders’ equity		27,068,293	40,280,435

Total liabilities and shareholders’ equity		$60,916,133	$73,370,966

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF OPERATIONS
For the three-month periods ended March 31, 2003 and 2002
(Amounts in thousand New Taiwan Dollars except share data)

		Three-month period ended March 31

Description	Notes	2003	2002

Sales revenue	2,4(21),5	$3,020,970	$2,850,594
Less: Sales returns		(6,700)	(10,662)
Sales discounts		(11,822)	(7,472)

Net sales revenue		3,002,448	2,832,460
Cost of goods sold	2(21)	(4,541,345)	(3,122,493)

Gross loss		(1,538,897)	(290,033)
Plus: Unrealized profit as of January 1	2	8,618	118,249
Less: Unrealized profit as of March 31	2	(8,618)	(67,239)

Realized gross loss		(1,538,897)	(239,023)

Operating expenses	2,4(21),5
Selling expenses		(137,268)	(136,210)
Administrative expenses		(254,592)	(274,018)
Research and development expenses		(706,051)	(868,052)

Total operating expenses		(1,097,911)	(1,278,280)

Operating loss		(2,636,808)	(1,517,303)

Other income
Interest income		21,472	62,089
Gain on disposal of property, plant and equipment	2	—	3,062
Gain on disposal of investments		2,340	2,105
Foreign exchange gains	2	18,393	39,082
Others		10,384	2,037

Total other income		52,589	108,375

Other expenses
Interest expense		(284,970)	(286,428)
Loss on long-term equity investments	2,4(7)	(248,246)	(60,627)
Loss on disposal of assets	2,5	(143)	—
Inventory loss provision	2,4(6)	(79,373)	(955,226)
Others		(13,675)	(8,669)

Total other expenses		(626,407)	(1,310,950)

Loss before taxes		(3,210,626)	(2,719,878)
Income tax expense	2,4(19)	—	—

Net loss		$(3,210,626)	$(2,719,878)

Net loss per share	2,4(18)	$(0.88)	$(0.74)

Pro forma data: assuming that the Company’s shares owned by subsidiaries were not treated as treasury stock
Net loss		$(3,226,099)	$(2,719,878)

Net loss per share	2,4(18)	$(0.88)	$(0.74)

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2003 and 2002
(Amounts in thousand New Taiwan Dollars)

	Three-month period ended March 31

Description	2003	2002

Cash flows from operating activities:
Net loss	$(3,210,626)	$(2,719,878)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	2,229,598	1,976,858
Bad debt expense	3,073	2,832
Inventory loss provision	79,373	955,226
Gain on disposal of short-term investments	(2,340)	(2,105)
Net losses from equity investments	248,246	60,627
Amortization	160,272	153,926
Gain on disposal of property, plant and equipment	—	(3,062)
Changes in assets and liabilities:
(Decrease) increase in reserve for redemption of convertible bonds	(383,766)	185,177
Loss on disposal of assets	143	—
Accrued pension cost	23,162	15,462
Notes receivable	(36,152)	(21,273)
Accounts receivable	332,436	240,546
Receivables from related parties	25,059	18,930
Inventories	304,179	(663,501)
Prepaid expenses	110,348	95,812
Other current assets	61,569	(42,808)
Accounts payable	(299,187)	(86,153)
Notes payable	33	17,166
Payables to related parties	(65,600)	(23,644)
Accrued expenses	(250,662)	(46,461)
Other current liabilities	(16,099)	(109,118)

Net cash (used in) provided by operating activities	(686,941)	4,559

Cash flows from investing activities:
Increase in restricted investments	(7,837)	(2,217)
Decrease in short-term investments	2,340	2,105
Additions to other financial assets	(173,750)	—
Additions to long-term equity investments	—	(35,028)
Proceeds from disposal of property, plant and equipment	3,314	6,000
Purchase of property, plant and equipment	(1,100,344)	(2,702,340)
Proceeds from disposal of intangible assets	430	—
Decrease (increase) in refundable deposits	1,802	(1,196)
Additions to intangible assets	(145,476)	(212,167)
Decrease (increase) in other assets	18,545	(14,684)

Net cash used in investing activities	(1,400,976)	(2,959,527)

Cash flows from financing activities:
Net (decrease) increase in short-term debts	(696,176)	1,550,000
Net increase (decrease) in long-term debts	1,238,310	(1,581,922)
Net decrease in refundable deposits-in	(6)	—
Net (decrease) increase in capital lease obligations	(154,432)	1,121
Net increase in debentures	635,534	5,932,745

Net cash provided by financing activities	1,023,230	5,901,944

Net (decrease) increase in cash and cash equivalents	(1,064,687)	2,946,976
Cash and cash equivalents at beginning of period	7,179,104	12,295,159

Cash and cash equivalents at end of period	6,114,417	15,242,135

Supplemental disclosures of cash flow information:
Interest paid during the period (excluding capitalized interest)	$329,781	$248,483

Income tax paid during the period	$387	$4,374

Non-cash activities:
Current portion of debentures transferred to current liabilities	$3,597,051	$—

Current portion of long-term debts transferred to current liabilities	$2,155,137	$2,058,272

Current portion of capital lease obligations transferred to current liabilities	$631,318	$631,318

Convertible bonds converted to common shares and paid-in capital	$460,181	$—

Cumulative translation adjustments	$(8,845)	$3,816

Unrealized losses on long-term investments	$(404,402)	$23,622

Treasury stock owned by subsidiaries	$—	$159,061

Cash paid for purchase of property, plant and equipment:
Purchase of property, plant and equipment	653,708	2,535,243
Decrease in payables to equipment suppliers	446,636	167,097

Cash paid	$1,100,344	$2,702,340

See accompanying notes to financial statements.

MACRONIX INTERNATIONAL CO., LTD.
NOTES TO FINANCIAL STATEMENTS
March 31, 2003 and 2002
(Amounts in thousands except shares, per share data and percentages)

1.	Organization and Business

The Company
Macronix International Co., Ltd. (the “Company”) was incorporated in the Hsinchu Science Based Industrial Park (“HSIP”), Taiwan, under the laws of the Republic of China (the “ROC”) on December 9, 1989. The Company operates principally as a designer, manufacturer and supplier of integrated circuits and memory chips. As of March 31, 2003 and 2002, the numbers of the Company’s employees were 3,547 and 3,632, respectively.

2.	Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with ROC’s “Criteria Governing Preparation of financial Reports by Company-Type Stock Exchanges” and generally accepted accounting standards. Significant accounting policies are summarized as follows:

Cash Equivalents
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and so near to their maturity that they present insignificant risk of changes in interest rates. Commercial paper, negotiable certificates of deposit, and bank acceptances with original maturities of three months or less are considered to be cash equivalents.

Short-Term Investments Short-term investments are carried at lower of cost or market value at the balance sheet date using the weighted average cost method.

Foreign Currency Translation
The Company maintains its accounting records in New Taiwan dollars (“NT Dollars” or “NT$”), the national currency of the Republic of China. Transactions denominated in foreign currencies are recorded in NT Dollars using the exchange rates in effect at the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into NT Dollars using the exchange rates in effect at the balance sheet date. Foreign exchange gains or losses are included in other income or losses.

The assets and liabilities of the foreign subsidiaries are translated into NT Dollars, with the local currency of each foreign subsidiary as its functional currency, at current exchange rates in effect at the balance sheet date. Revenue and expense accounts are translated using a weighted average exchange rate for the period. Translation gains and losses are included as a component of shareholders’ equity.

Allowance for doubtful accounts
The allowance for doubtful accounts is provided based on the Company’s credit policy, the collectibility and aging analysis of notes and accounts receivable and other receivables.

Other financial assets
Other financial assets are credit-linked notes and are recorded at cost using the specific identification method. Interest income is accrued based on the contracted interest rate.

Inventories
Inventories are carried at the lower of cost or market value using the weighted average cost method. Replacement cost is used to determine the market value of raw materials and supplies, and unallocated freight-in. Net realizable value is used to determine the market value of work in process and finished goods, and commodities purchased. The lower of cost or market method is applied to each major category.

Long-Term Investments
(1)	Long-term investments in which the Company holds an interest of 20% or more and has the ability to exercise significant influence are accounted for under the equity method of accounting. The difference between the cost of the investment and the fair value of the identifiable assets at the date of acquisition is amortized over five years. Other long-term investments are carried at the lower of cost or market, with unrealized losses recorded as a separate component of shareholders’ equity. There is no recognition of unrealized gains.

(2)	The unrealized profits and losses from intercompany transactions between the investor company and investee company during the period are eliminated. If the transaction is downstream (a sale to the investee company) and the investor company has controlling power over the investee company, unrealized profits and losses should all be eliminated; if the investor company has no controlling power, the unrealized profits and losses should be eliminated based on the investor’s percentage ownership interest in the investee. If the transaction is upstream (a sale to the investor), unrealized profits and losses should be fully eliminated regardless of whether the investor company has controlling power or not.

(3)	The quarterly financial statements in accordance with local regulations are not prepared on a consolidated basis.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the following useful lives:

Buildings and facilities	5 to 20 years
Production equipment	4 to 5 years
Research and development equipment	5 years
Transportation equipment	5 years
Office furniture and fixtures	4 to 10 years
Leased improvements	5 years
Leased equipment	5 years

Improvements and replacements are capitalized and depreciated over their estimated useful lives while ordinary repairs and maintenance are expensed as incurred. Gains or losses resulting from the disposal of property, plant and equipment are presented under other income or expenses. Interest incurred associated with the additions of property, plant and equipment are capitalized until those assets are ready for use.

Lease agreements
Provided a lease agreement meets the capitalization criteria, the present value of the minimum lease payments, net of executory costs, are capitalized as an asset along with a corresponding liability. Leased equipment is depreciated using the straight-line method over the estimated useful life. The lease obligation is amortized over the lease term using the effective interest method. A lease that does not qualify as a capital lease is classified as an operating lease and the lease payments are recorded as rental expense.

Intangible Assets
Intangible assets are originally recorded at cost and amortized over their estimated useful lives using the straight-line method. Royalties and issuing costs of convertible bonds are amortized over the contracts’ lives and durations of the bonds, respectively. Computer software is amortized over three years, while other assets are over 1~5 years.

Revenue Recognition Revenue is recognized in accordance with ROC Statement of Financial Accounting Standards No. 32, “Accounting for Revenue Recognition.”

Capital Expenditures vs. Expenses
If the expenditure increases the future service potential of the plant assets and the purchase price exceeds a certain monetary threshold, the expenditure is capitalized, while the others are expensed as incurred.

Income taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases, including investment and research and development tax credits. A valuation allowance is provided based on the expected realizability of the deferred tax assets. Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. The 10% tax on undistributed earnings is recorded as an expense at the time the shareholders resolve that its earnings shall be retained.

Income tax credits resulting from the acquisition of equipment, research and development expenditures, employee training and investment in equity stock shall be recognized using flow-through method.

Employee Retirement Benefits
The Company has a defined benefit pension plan covering substantially all of its employees. The plan provides for a lump sum payment upon retirement based on years of service and the employee’s compensation during the last six months of employment. In accordance with the Labor Standards Law of the ROC, the Company makes monthly contributions equal to 2% of the wages and salaries which were paid during the period to a pension fund maintained with the Central Trust of China. On the basis of an actuarial report, the monthly contribution was changed in May 1996 to 5% of the wages and salaries paid. Effective from January 1, 2002, the Company was authorized to change the monthly contribution rate to 2%. The fund, established during 1990 to meet employees’ retirement benefit entitlements, is administered by the Employees’ Retirement Fund Committee and is registered in the committee’s name. Therefore, the pension fund is not included in the financial statements of the Company.

The Company adopted, on a prospective basis, ROC Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” in 1996. The Statement requires that the pension plan assets and the benefit obligations be determined on an actuarial basis. Based on the actuarial report with the measurement date of December 31,1995, the minimum pension liability was recorded for the excess of accumulated pension obligations over the fair value of plan assets. The Company has been recognizing the related net pension cost since January 1, 1996. Net transition asset or obligation, prior service cost, and gains or losses from the plan assets are amortized using the straight-line method over the employees’ average remaining service period of about twenty five years.

Financial Instruments

(1)	Foreign exchange forward contracts
A forward foreign exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates for another currency on a specified date. The Company’s forward contracts are designated as hedges; discounts or premiums, being the difference between the spot exchange rate and the forward exchange rate at the inception of the contract, are accreted or amortized to the statement of operations over the contract lives using the straight-line method. Realized gains and losses from settlement or unrealized gains and losses resulting from changes in the spot exchange rate at the balance sheet date are recorded in the statement of operations as foreign exchange gains or losses in the period in which they relate. The related amounts due to or from counter-parties are included in other current assets or other current liabilities.

(2)	Option contracts
At maturity the Company or the financial institution, depending upon which party has the right of the option, may exercise the option to receive a said amount denominated in one currency and pay a said amount in a different currency. The conversion rate is stated in the contract.

For options, premiums are amortized over the contract lives using the straight-line method. Gains and losses are dealt with in the statement of operations upon exercise.

(3)	Other derivative financial instruments
The Company has entered into other derivative financial instruments for trading and hedging purposes. The related gains and losses on hedging instruments are recorded in the statement of operations upon the exercise of the contracts or in the same period as the hedged transaction. The changes in the fair value of trading instruments are recorded in the period of change.

Net Income Per Common Share
In accordance with R.O.C. Statement of Financial Accounting Standards No.24, “Earnings per Share,” the Company presents basic earnings per share if a simple capital structure exists; or both basic earnings per share and diluted earning per share if a complex capital structure exists. Basic earnings per share is equal to the net income (loss) attributable to common stock divided by the weighted-average number of common shares. When calculating diluted earnings per share, the numerator should include or add back potential common stock dividends, interest and other conversion revenues (expenses). The denominator should include all potential dilutive common shares.

Treasury Stock
In accordance with the R.O.C. Statement of Financial Accounting Standards No.30, “Accounting for Treasury Stock,” treasury stock is accounted for under the cost method. Under the cost method, the gross cost of shares reacquired is charged to treasury stock which is presented as a contra equity account in the financial statements. Any surplus or deficit on treasury stock transactions are credited or charged to capital reserves. In addition, the Company’s shares owned by its subsidiaries were treated as treasury stock.

3.	Reason and Effect of a Change in Accounting Policy

None.

4.	Significant Accounts

(1)	Cash and Cash Equivalents

	2003.3.31	2002.3.31

Petty cash	$380	$380
Checking and saving accounts	1,529,306	1,206,673
Time deposits	3,846,449	11,141,793
Cash equivalents-short-term papers	738,102	2,893,289

Total	$6,114,237	$15,242,135

(2)	Notes Receivable

	2003.3.31	2002.3.31

Notes receivable	$132,099	$90,071
Less: Allowance for doubtful accounts	—	—

Net	$132,099	$90,071

(3)	Accounts Receivable

	2003.3.31	2002.3.31

Accounts receivable	$2,165,656	$1,951,292
Less: Allowance for sales returns and discounts	(334)	(10)
Allowance for doubtful accounts	(193,088)	(172,726)

Net	$1,972,234	$1,778,556

(4)	Receivables from Related Parties

	2003.3.31	2002.3.31

Accounts receivable	$239,726	$363,933
Less: Allowance for doubtful accounts	(13,000)	(16,977)

Net	$226,726	$346,956

(5)	Other financial assets

	2003.3.31	2002.3.31

Credit-linked notes	$173,750	$—

Other financial assets were credit-linked notes matured within a year and were not pledged. As of March 31, 2003, interest receivable accrued from the above assets amounted to NT$912.

(6)	Inventories

	2003.3.31	2002.3.31

Merchandise	$156,506	$20,992
Raw materials	166,375	338,737
Supplies	100,400	130,779
Work in process	7,549,056	8,928,779
Finished goods	2,483,304	1,623,065
Unallocated freight-in	517	581

Total	10,456,158	11,042,933
Less: Allowance for market value decline and obsolescence	(5,750,791)	(4,145,940)

Net	$4,705,367	$6,896,993

a.	Inventories were not pledged.

b.	The insurance coverage for inventories amounted to NT$6,805,000 and NT$10,781,046 as of March 31, 2003 and 2002, respectively.

(7)	Long-Term Equity Investments

	2003.3.31		2002.3.31

	Amount	%	Amount	%

Accounted for under equity method:
Macronix (BVI) Co., Ltd.	$2,019,454	100.00%	$2,502,320	100.00%
Kang Bao Investment, Ltd.	500,353	100.00%	509,602	100.00%
Run Hong Investment, Ltd.	496,835	100.00%	509,500	100.00%
HuivYing Investment, Ltd.	403,111	100.00%	420,495	100.00%
Macronix America Inc.	133,720	100.00%	125,091	100.00%
Chaohong Electronic Co., Ltd.	37,456	100.00%	—	—
Prominent Communications, Inc.	62,784	35.23%	28,600	32.31%
Caesar Technology, Inc.	0	—	0	29.65%

Subtotal	3,653,713		4,095,608

Accounted for under cost method:
Chien Cheng Venture Capital Co., Ltd.	80,000	15.38%	80,000	15.38%
Honbond Venture Capital Co., Ltd.	120,000	15.00%	—	—
Quality Test System, Inc.	0	14.64%	0	14.64%
Ardentec Corporation	237,500	11.78%	237,500	11.78%
Chantek Electronic Co., Ltd.	0	3.72%	—	7.60%
United Industry Gas Co., Ltd.	58,500	3.38%	58,500	3.41%
Powertech Technology Inc.	83,135	2.99%	83,135	3.17%
Chipbond Technology Inc.	37,590	1.28%	37,590	1.28%
Taiwan Mask Corporation	81	—	81	—

Subtotal	616,806		496,806

Total	4,270,519		4,592,414
Less: Allowance for market value decline	(1,383,483)		(623,996)
Less: Treasury stock owned by the subsidiaries	(142,365)		(159,061)

Net	$2,744,671		$3,809,357

a.	The Company’s stock owned by its subsidiary (Huiv Ying Investment Ltd.) as of March 31, 2003 and 2002 amounted to NT$142,365 (6,023,152 shares) and NT$159,061(5,475,593 shares), respectively. Those amounts have been accounted for as treasury stock.

b.	The Company recognized losses on the above long-term equity investments based on the unreviewed financial statements of the investee companies for the three months ended March 31, 2003 and 2002. Total long-term equity investment losses recognized by the Company for the three months ended March 31, 2003 and 2002 were NT$248,246 and NT$60,627, respectively.

c.	The financial statements of the foreign investees accounted for under the equity method were translated into NT Dollars, which increased (decreased) the translation adjustments by NT$8,845 and NT$(3,816) for the three months ended March 31, 2003 and 2002, respectively.

d.	Caesar Technology Inc. applied for formal compulsory liquidation in January 2002. The Company wrote-off the entire book value of this investment in 2001. As of March 31, 2003, Caesar Technology Inc. is still in the process of liquidation.

e.	The Company fully provided the investment cost after evaluating that there was a permanent diminution in value in the investment of Quality Test System, Inc.

f.	The Company fully provided the investment cost after evaluating that there was a permanent diminution in value in the investment of Chantek Electronic Co., Ltd. Chantek Electronic Co., Ltd. applied for a financial restructuring to the Hsinchu District Court in December 2001. However, in August 2002, the Company revoked the application.

g.	The long-term equity investments were not pledged.

(8)	Property, Plant and Equipment

a.	The total interest expense (including capitalized interest) for the three months ended March 31, 2003 and 2002 amounted to NT$323,117 and NT$375,254, respectively. Interest was capitalized on the following property, plant and equipment accounts:

	For the three months ended March 31,

Item	2003	2002

Property, Plant and Equipment
Buildings and facilities	$341	$88,826
Production equipment	37,806	—

Total	$38,147	$88,826

Effective interest rates	4.86%	5.83%

b.	The insurance coverage for property, plant and equipment amounted to NT$62,109,896 and NT$60,134,858 as of March 31, 2003 and 2002, respectively.

c.	Please refer to note 6 “Assets Pledged As Collateral” for a summary of those assets included in property, plant and equipment that have been used as security for loans.

(9)	Short-Term Debts

	2003.3.31	2002.3.31

Working capital loans	$—	$1,550,000

a.	The Company’s unused short-term lines of credit amounted to NT$13,517,098 and NT$17,042,908 as of March 31, 2003 and 2002, respectively.

b.	The interest rates of short-term debts ranged from 3.00% to 3.30% as of March 31, 2002.

c.	There were no assets pledged as collateral for short-term debts.

(10)	Long-Term Debts

	Interest Rate		Amount

Secured	2003.3.31	2002.3.31	2003.3.31	2002.3.31

Loan from one bank, repayable in 21 quarterly installments from May 1998 to May 2003 with variable interest rates	5.49%	5.82%	$19,000	$95,000
Medium term loans from one bank, repayable in 96 monthly installments from May 1999 to April 2007 with variable interest rates	5.52%	5.92%	178,850	222,650
Medium term loans from 14 banks, repayable in 19 quarterly installments from July 1999 to January 2004 with variable interest rates			2,473,360	4,230,413
	2.0875%	2.4625%	(Include	(Include
	~5.49%	~5.82%	USD51,840,000)	USD85,400,000)
Medium term loan from one bank, repayable in 156 monthly installments from May 2003 to April 2016 with variable interest rates	5.52%	5.92%	889,000	889,000
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	2.675%	3.875%	150,000	225,000
Medium term loan from one bank, repayable in 8 semi-annual installments with variable interest rates	6.50%	6.80%	50,000	75,000
Medium term loan from one bank, repayable in 17 quarterly installments from April 2002 with variable interest rates	5.215%	5.55%	305,880	400,000
Medium term loan from one bank, repayable in 8 semi-annual installments from June 2003 with variable interest rates	5.025%	5.15%	400,000	400,000
Medium term loan from 20 banks, repayable in 10 semi-annual installments from March 2005 with variable interest rates	2.70613%	—	5,000,000	—

Total			9,466,090	6,537,063
Less: current portion			(2,155,137)	(2,058,272)

Net			$7,310,953	$4,478,791

a.	The Company’s unused long-term lines of credit amounted to NT$7,000,000 and NT$12,000,000 as of March 31, 2003 and 2002, respectively.

b.	Please refer to note 6 for “Assets Pledged As Collateral” for long-term debts.

(11)	Capital Lease Obligations
The Company entered into an equipment lease agreement with Caesar Technology, Inc. in 1999. The lease term was from May 1, 1999 to April 30, 2005. The equipment should, upon expiration of the agreement, belong to the Company. Cost of the equipment amounted to NT$24,946. The lease obligation was repayable in 24 quarterly installments from May 31, 1999 to April 30, 2005. However, Caesar Technology, Inc. was formally placed in liquidation in January, 2002. As of April 30, 2002, the Company’s capital lease obligations to Caesar Technology, Inc. amounted to NT$13,958. On August 14, 2002, the Company entered into a settlement with Caesar Technology, Inc. requiring the Company to pay NT$3,215 to acquire the ownership of the equipment, and Caesar Technology should waive its right to claim the remaining capital lease obligations.

In 2001, the Company entered into another lease agreement with Nintendo for equipment with a cost of NT$1,750,658. The lease term is from July 31, 2001 to June 30, 2005. During the lease period, the Company is not allowed to modify or sublease the equipment. Upon the expiry of the agreement, the ownership of the equipment shall be unconditionally transferred to the Company. Lease obligations are repayable in 36 monthly installments from July 31, 2002 to June 30, 2005.

Future obligations resulted from such leases are as follows:

Year	2003.3.31

2003.4.1~2004.3.31	$671,840
Less: unrealized interest expense	(40,522)

Current portion	631,318

2004.4.1~2005.3.31	671,840
2005.4.1~2005.6.30	167,960

Subtotal	839,800
Less: unrealized interest expense	(19,167)

Lease obligations — long-term	820,633

Total lease obligations	$1,451,951

Year	2002.3.31

2002.4.1~2003.3.31	$584,577
Less: unrealized interest expense	(108,082)

Current portion	476,495

2003.4.1~2004.3.31	676,577
2004.4.1~2005.3.31	676,577
2005.4.1~2005.6.30	169,144

Subtotal	1,522,298
Less: unrealized interest expense	(60,110)

Lease obligations — long-term	1,462,188

Total lease obligations	$1,938,683

Please refer to note 6 for “Assets Pledged As Collateral” for those leased assets pledged as security.

(12)	Debentures

	2003.3.31	2002.3.31

CB I	$2,739,400	$—
Secured II	3,000,000	$3,000,000
ECB II	2,780,000	2,799,600
ECB III	12,605	5,561,475
ECB IV	5,880,534	5,921,994
ECB V	3,127,500	—
Add: Reserve for redemption of convertible bonds	1,099,068	1,486,129

Total	18,639,107	18,769,198
Less: current portion of debentures (including compensation interest payable)	(3,597,051)	—

Net	$15,042,056	$18,769,198

a.	The Company issued five-year unsecured domestic convertible bonds (“CB I”) on December 12, 2002. Main terms of the issue are as follows:

(a)	Total amount NT$3,200,000. As of March 31, 2003, NT$460,600 have been converted.

(b)	The interest rate at par: 0%.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The bonds may be redeemed, in whole or in part, at the option of the Company at any time on or after March 13, 2003 and prior to November 1, 2007 at an early redemption price, ranging from 100% to 103.75% of the principal amount, if (i) the closing price of the Company’s shares for each of the 30 consecutive trading days is at least 150% of the conversion price then in effect; or (ii) the bonds outstanding are less than 10% of the issue amount.

(d)	Redemption at the option of the bondholders

The Bonds are redeemable at the option of the bondholders, in whole or in part, at 110.07% and 115.87% of par from 30 days before December 11, 2005 and December 11, 2006, respectively.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and ten days before maturity.

(ii)	The conversion price was NT$11 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2003 the conversion price was NT$11 per share.

(iii)	Adjustment to conversion price: The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash.

(iv)	Conversion price reset: Besides the adjustment to conversion price as stated in (iii), conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(f)	Place of trading: Taiwan

b.	On October 29, 2001, the Company issued five-year secured bonds amounting to NT$3,000,000 with a stated interest rate of 3.3%. The interest expense is repayable annually and the bonds are to be repaid in full at maturity.

c.	The Company issued five-year secured convertible bonds (“ECB II”) on May 5, 1998. Main terms of the issue are as follows:

(a)	Total amount US$150,000. As of March 31, 2003, US$70,000 of ECB II has been converted.

(b)	The interest rate at par: 0%.

(c)	Type of debentures: Secured convertible bonds, guaranteed by standby letters of credit issued by banks.

(d)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(e)	Redemption at the option of the bondholders:

The Bonds are redeemable at the option of the bondholders, in whole or in part, on May 5, 2003 at 129.775% of par.

(f)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds, up to April 2003.

(ii)	The conversion price was NT$53.7280 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2003, the conversion price was NT$23.4226 per share.

(g)	Places of trading: U.S.A., Europe and Asia (except Taiwan)

d.	The Company issued five-year unsecured overseas convertible bonds (“ECB III”) on February 1, 2000. Major terms of issue are as follows:

(a)	Total amount US$200,000. As of March 31, 2003, US$41,078 of ECB III has been converted. The Company repurchased and cancelled US$86,825 of ECB III from market. In addition, under the request of bondholders, the Company repurchased and redeemed US$71,802 of ECB III from the market. During the period from January 1, 2003 to March 31, 2003, the related debt extinguishment loss of NT$9,832 was included in other expense account. In addition, the Company repurchased the residual outstanding bonds, totaling US$295,000, from market subsequent to the balance sheet date.

(b)	Method of interest payment and redemption on the maturity date: 1.0% per annum, net of a 20% withholding tax. Interest was paid on February 1 and August 1 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment of principal and interest on the bonds in cash.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning two years after the issue date in accordance with the agreement.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 1, 2003 at 121.422% of par.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 1, 2004.

(ii)	The conversion price was NT$69 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2003, the conversion price was NT$41.3505 per share.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

e.	The Company issued five-year unsecured convertibles bonds (named “ECB IV”) on February 7, 2002. Major terms of issue are as follows:

(a)	Total amount US$169,224. As of March 31, 2003, no bonds have been converted.

(b)	Method of interest payment and redemption on the maturity date: 0.5% per annum. Interest will be paid on February 7 each year. On the maturity date, the bondholder may present the bonds to the Company for repayment at 116.372% of the principal amount and interest on the bonds in cash.

(c)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time beginning three years after the issue date in accordance with the agreement.

(d)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on August 9, 2004 at 107.845% of par.

(e)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time after the 30th day following the initial issuance of the bonds up to January 8, 2007.

(ii)	The conversion price was NT$31.32 per share at the issue date. However, the conversion price will be subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2003, the conversion price was NT$28.4727 per share.

(f)	Places of trading: U.S.A., Europe and Asia (except Taiwan), listed on the Luxembourg Stock Exchange.

f.	The Company issued five-year unsecured overseas zero coupon convertible bonds (“ECB V”) on February 10 and March 4, 2003. Major terms of issue are as follows:

(a)	Total amount US$90,000. As of March 31, 2003, no bonds have been converted.

(b)	Redemption at maturity/Redemption at the option of the Company

(i)	Redemption at maturity

Unless previously redeemed, converted or purchased and canceled, the Company will redeem each bond at its redemption price equal to 100% of the outstanding principal amount on the maturity date.

(ii)	Redemption at the option of the Company

The Company may redeem the bonds at any time on or after November 11, 2003 and prior to August 10, 2004 (the “First Optional Redemption Period”), and any time on or after August 11, 2004 and prior to February 10, 2008 (the “Second Optional Redemption Period”), at a price equal to the Early Redemption Amount (as defined in the offering circular) of the principal amount, if the Company’s common stock closing price translated into U.S. dollars at the prevailing rate for a period of 30 consecutive days is at least, in the case of the First Optional Redemption Period, 125%, and in the case of the Second Optional Redemption Period, 120%, of the conversion price in effect on each such trading day translated into U.S. dollars at the fixed exchange rate of NT$34.66=US$1. The Company may also redeem the bonds, in whole but not in part, at any time prior to February 10, 2008 at the Early Redemption Amount, if at least 90% of the bonds have already been redeemed , repurchased and cancelled, or converted.

(iii)	Redemption at the option of the bondholders:

The bonds are redeemable at the option of the bondholders, in whole or in part, on February 10, 2004, February 10, 2005, February 10, 2006 and February 10, 2007 at the redemption price equal to 100%, 102%, 104% and 106% of the outstanding principal amount, respectively.

(c)	Conversion period/Conversion price and adjustment

(i)	Subject to certain exceptions, conversion may be made at any time on or after March 12, 2003 and on or before January 11, 2008.

(ii)	The initial conversion price is NT12.06 per share, subject to adjustments in the event that changes occur to the capital structure. As of March 31, 2003, the conversion price was NT$12.06 per share.

(iii)	Adjustment to conversion price: The conversion price will be subject to adjustment (in the manner set forth in the Indenture) upon the occurrence of certain events set out in the Indenture, including, among other things, the declaration of dividend in common shares, subdivisions, consolidations, and the issue of common shares in cash.

(iv)	Conversion price reset: Besides the adjustment to conversion price as stated in (iii), conversion price is also subject to “special conversion price reset” in a manner set forth in the offering circular.

(d)	Places of trading: listed on the Luxembourg Stock Exchange.

(13)	Capital Stock
As of January 1, 2002, the Company’s authorized and issued common shares amounted to NT$45,000,000 and NT$33,593,426, divided into 4,500,000,000 and 3,359,342,613 shares at NT$10 par value, respectively.

The Company has two stock option plans (“2001 plan” and “2002 plan”) that provide for the granting of options to qualified employees for the purchase of the Company’s common shares at the market price of the grant date. Stock options expire in six years from the date granted and vest over service periods that range from two to four years. The Company is authorized to grant options for up to 80,000,000 shares and 170,000,000 shares under 2001 plan and 2002 plan, respectively. As of March 31, 2003, no stock option has been exercised. Please also refer to Note 10.

On May 30, 2002, the Company’s shareholders resolved in the annual meeting to increase the authorized share capital to NT$53,500,000, divided into 5,350,000,000 shares (including 450,000,000 shares reserved for future exercises of stock options). In addition, the shareholders also resolved to declare a 10% stock dividend which resulted in the issuance of 331,934,262 common shares.

During the three months ended March 31, 2003, unsecured domestic convertible debentures totaling NT$460,600 were converted to the Company’s common shares which resulted in the issuance of 41,872,654 additional common shares.

As of March 31, 2003, the Company’s authorized and issued common shares amounted to NT$53,500,000 and NT$37,331,495, divided into 5,350,000,000 (including 450,000,000 shares reserved for future exercises of stock options) and 3,733,149,529 shares at NT$10 par value, respectively.

(14)	Capital Reserve

	2003.3.31	2002.3.31

Additional paid-in capital	$2,672,076	$5,949,963
Gain on disposal of property, plant and equipment	—	16,360
Recognition of an investee’s capital reserve	356	—

Total	$2,672,432	$5,966,323

According to the ROC Company Law, the capital reserve can only be used for making up deficiencies or distribution of stock dividends. The Company shall not use the capital reserve to make up its losses unless the legal reserve is insufficient for making good such losses.

On May 31, 2002, the Company’s shareholders resolved in the annual meeting to transfer a gain of $16,360 earned on disposal of property, plant and equipment to retained earnings.

(15)	Legal Reserve
According to the ROC Company Law, 10% of the Company’s net income, after deducting previous years’ losses, if any, is appropriated as a legal reserve prior to any distribution until such reserve is equal to the Company’s paid-in capital. When the legal reserve is equal to 50% of the paid-in capital, 50% of such reserve may be distributed to the Company’s shareholders through the issuance of additional common shares.

(16)	Income Distributions

a.	The Company’s articles of incorporation, revised on May 3, 2000, provide that the net income, after deducting the previous years’ losses and the appropriation to the legal reserve (“Distributable Earnings”), may be appropriated or distributed proportionally as follows:

(a)	Dividend to shareholders at 83% of the Company’s Distributable Earnings;

(b)	Employee bonuses at 15% of Distributable Earnings; and

(c)	Remuneration for directors and supervisors’ services at 2% of Distributable Earnings.

Distributions, except for the remuneration for directors and supervisors which must be made in cash, may be made in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the annual general meeting of the Company’s shareholders. The Company articles of incorporation provide that no more than 20% of any distribution to shareholders and employees may be in cash and employee bonuses will be distributed in the same form as the distribution of dividends to shareholders on a proportionate basis. Further, with the approval of the shareholders at such meeting, the dividend and bonuses may be held wholly or partially as retained earnings for distribution in future years.

Distributions are not deductible in the determination of taxable income.

b.	Information related to employees’ bonuses and remuneration for directors and supervisors’ services, which were approved by the board of directors’ and the shareholders’ annual meetings, is accessible on the website of Taiwan Stock Exchange Corporation.

(17)	Treasury Stock

a.	Based on the audited financial statements of the Company as of and for the year ended December 31, 2002, the maximum shares that the Company is allowed to repurchase were 369,128,000 shares. The Company repurchased 40 million shares for NT$1,046,071 as of March 31, 2003.

b.	According to the Stock Exchange Regulations of Taiwan, total shares repurchased shall not exceed 10% of the Company’s issued stock. Total repurchased amounts shall not exceed the sum of retained earnings and the realized capital reserve.

c.	In accordance with the Stock Exchange Regulations of Taiwan, treasury stock shall not be pledged, nor does it possess voting rights or receive dividends.

d.	Effective from January 1, 2002, the Company’s shares owned by its subsidiaries were treated as treasury stock. The treasury stock transactions in 2003 are as follows:

	Beginning balance		Additions		Disposals			Ending balance

							Selling			Market
Subsidiary	Shares	Amount	Shares	Amount	Shares	Amount	price	Shares	Amount	Value

For the three months ended March 31, 2003
Huiv Ying Investment, Ltd.	6,023,152	142,365	—	—	—	—	—	6,023,152	142,365	56,859

For the three months ended March 31, 2002
Huiv Ying Investment, Ltd.	5,475,593	159,061	—	—	—	—	—	6,023,152	159,061	164,317

(note)	Huiv Ying Investment, Ltd. received a 2002 stock dividend of 547,559 shares from the Company.

(18)	Basic Earnings Per Share
The capital structure of the Company is considered to be complex as it has convertible bonds and stock options outstanding. Nevertheless, the Company only presented basic earnings per share for the three-month periods ended March 31, 2003 and 2002 because those convertible bonds had an anti-dilutive effect if they had been fully converted. The calculation of the weighted-average number of shares is as follows:

	For the three months ended March 31,

	2003	2002

Number of common shares outstanding (exclusive of 40,000,000 shares repurchased), as of January 1	3,651,276,875	3,359,342,613
Capital reserve transferred to common stock on July 13, 2003 (3,359,342,613 shares*10%)	—	335,934,261
Bonds converted to common shares for the three months ended March 31, 2003 (41,872,654 shares)	7,573,522	—

Subtotal	3,658,850,397	3,695,276,874
Less: Weighted effect of treasury stock owned by subsidiaries	(6,032,152)	(6,023,152)

Weighted-average number of shares outstanding	3,652,818,245	3,689,253,722

For the three months ended March 31, 2003:

	Amount (numerator)			Earning (loss) per share

			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(3,210,626)	$(3,210,626)	3,652,818,245	$(0.88)	$(0.88)

For the three months ended March 31, 2002:
Basic EPS
Net loss	$(2,719,878)	$(2,719,878)	3,689,253,722	$(0.74)	$(0.74)

Assuming that the Company’s shares owned by its subsidiaries were not treated as treasury stock:

For the three months ended March 31, 2003:

	Amount (numerator)			Net income (loss) per Share

			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(3,226,099)	$(3,226,099)	3,658,850,397	$(0.88)	$(0.88)

For the three months ended March 31, 2002:

	Amount (numerator)			Net income (loss) per Share

			Shares
	Before tax	After tax	(denominator)	Before tax	After tax

Basic EPS
Net loss	$(2,719,878)	$(2,719,878)	3,695,276,874	$(0.74)	$(0.74)

(19)	Income Taxes

a.	The Company is entitled to an income tax exemption period of four consecutive years on income generated from qualifying high technology manufacturing activities. The Company elected the tax exemption period to be from January 1, 2001 through December 31, 2004.

b.	The Company’s unused investment tax credits are as follows:

Year incurred	Unused amount	Year expired

1998	$1,160,243	2003
1999	121,285	2004
2000	1,138,922	2005
2001	1,645,748	2006
2002	332,188	2007

Total	$4,398,386

Such tax credits were included in Deferred Income Tax Assets.

c.	As of March 31, 2003, net operating losses that can be carried forward for a period of five years were as follows:

Year incurred	Unused amount	Year expired

2002	$8,976,608	2007
2003	2,601,091	2008

Total	$11,577,699

Such amounts were included in Deferred Income Tax Assets.

d.	The Company’s income tax returns through 1997 have been examined by the tax authorities. The tax authorities of Taiwan ruled out that the Company shall pay additional taxes of NT$93,246, NT$132,914, NT$91,916 and NT$40,000 for 1997, 1996, 1995 and 1994, respectively. The Company, after filing for reexamination, has accrued such amounts in the financial statements. In addition, the tax authorities have re-examined the Company’s income tax return of 1996 and ruled out that the Company shall pay additional tax of NT$114,585. After paying half of such amount, the Company has filed an appeal.

e.	Deferred tax assets and liabilities as of March 31, 2003 and 2002 were as follows:

		2003.3.31	2002.3.31

(a)	Total deferred tax liabilities	$234,911	$571,775

(b)	Total deferred tax assets	$8,012,936	$4,778,886

(c)	Valuation allowance for deferred tax assets	$5,860,879	$2,289,965

(d)	Temporary differences that generated deferred tax assets or liabilities:

	2003.3.31		2002.3.31

	Amount	Tax effect	Amount	Tax effect

Recognition of depreciation expense	$(2,994,812)	$(232,098)	$(3,511,525)	$(546,042)

Recognition of unrealized inventory provision	$5,771,910	$447,323	$4,165,495	$647,734

Recognition of unrealized investment losses	$2,446,231	$189,583	$1,065,054	$165,616

Recognition of unrealized royalty expense	$714,432	$55,368	$942,338	$146,534

Recognition of unrealized allowance for bad debts	$183,624	$14,231	$169,623	$26,376

Recognition of unrealized foreign exchange gains	$166,789	$12,926	$(165,487)	$(25,733)

Recognition of unrealized foreign exchange losses	$(36,294)	$(2,813)	$42,187	$6,560

Others	$8,952	$694	$81,242	$12,633

Loss carryforwards	$11,577,699	$2,894,425	$2,615,185	$653,796

Investment tax credits		$4,398,386		$3,119,637

		2003.3.31	2002.3.31

(e)	Deferred tax assets — current	$1,812,070	$1,279,711
	Valuation allowance for deferred tax assets — current	(1,160,243)	(225,878)

	Net deferred tax assets — current	651,827	1,053,833
	Deferred tax liabilities — current	—	(25,733)

	Net deferred tax assets and liabilities — current	$651,827	$1,028,100

	2003.3.31	2002.3.31

Deferred tax assets — non-current	$6,200,866	$3,499,175
Valuation allowance for deferred tax assets — non-current	(4,700,636)	(2,064,087)

Net deferred tax assets — non-current	1,500,230	1,435,088
Deferred tax liabilities — non-current	(234,911)	(546,042)

Net deferred tax assets and liabilities-non-current	$1,265,319	$889,046

(f)	Income taxes payable from continuing operations

	2003.3.31	2002.3.31

Tax (benefit) expense from recognition of depreciation expense	$(20,976)	$10,027
Tax benefit from recognition of unrealized inventory provision	(3,188)	(146,430)
Tax benefit from recognition of unrealized royalty expense	(3,241)	(13,991)
Tax benefit from recognition of unrealized allowance for bad debts	(522)	(459)
Tax benefit from recognition of unrealized investment losses	(19,286)	(10,767)
Tax benefit from recognition of unrealized foreign exchange gains	(58,826)	—
Tax expense from recognition of unrealized exchange losses	14,667	133,634
Tax (benefit) from investment credits	(332,188)	(140,129)
Tax expense from allowance valuation	1,072,745	813,242
Tax benefit from losses carried forward	(650,273)	(653,796)
Others	1,088	8,669

Income tax expense	$—	$—

(g)	Information related to imputation of shareholders’ income taxes

	2003.3.31	2002.3.31

Available shareholders’ tax credits	$111,007	$96,250

Expected (actual) ratio of shareholders’ tax credits	—	—

(h)	Information related to undistributed retained earnings

	2003.3.31	2002.3.31

After 1998 (inclusive)	$(12,679,801)	$(469,881)

(20)	Pension Fund
The balances of Employees’ Retirement Fund amounted to NT$599,358 and NT$549,208 as of March 31, 2003 and 2002, respectively. Pension expense recognized for the three months ended March 31, 2003 and 2002 amounted to NT$32,016 and NT$23,254, respectively.

(21)	Sales revenue

	For the three months ended
	March 31, 2002

	2003	2002

Revenue from sales of manufactured products	$2,929,558	$2,769,228
Revenue from trading of merchandise	57,618	35,031
Service revenue	1,011	3,493
Others	32,783	42,842

Total	3,020,970	2,850,594
Less: Sales returns and sales discount	(18,522)	(18,134)

Net sales revenue	$3,002,448	$2,832,460

(22)	Personnel, Deprecation and Amortization Expenses

	For the three months ended March 31,

	2003			2002

		Recorded			Recorded
	Recorded	under		Recorded	under
	under cost	operating		under cost	operating
	of goods sold	expense	Total	of goods sold	expense	Total

Personnel Expense
Salary expense	$330,967	$252,789	$583,756	$306,443	$263,236	$569,679
Insurance expense	26,229	18,525	44,754	22,969	17,023	39,992
Pension expense	17,815	14,201	32,016	12,279	10,975	23,254
Meal expense	16,071	9,088	25,159	15,580	9,674	25,254

Total	$391,082	$294,603	$685,685	$357,271	$300,908	$658,179

Depreciation	$2,098,846	$130,752	$2,229,598	$1,868,354	$108,504	$1,976,858

Amortization	$6,581	$108,443	$115,024	$12,477	$109,488	$121,965

5.	Related Party Transactions

(1)	Related Parties and Relationships

Related parties	Relationship

Macronix America Inc. (“MXA”)	The Company’s equity investee
Macronix (BVI) Co., Ltd. (“BVI”)	The Company’s equity investee
HuivYing Investment, Ltd. (“HuivYing”)	The Company’s equity investee
Chaohong Electronics Co., Ltd.	The Company’s equity investee
Caesar Technology, Inc. (“Caesar”)	The Company’s equity investee (note)
Prominent Communications, Inc. (“Prominent”)	The Company’s equity investee
Wedgewood International Ltd. (“Wedgewood”)	BVI’s equity investee
New Trend Technology Inc. (“NTTI”)	BVI’s equity investee
Macronix Europe, NV. (“MXE”)	BVI’s equity investee
Biomorphic VLSI, Inc. (“Biomorphic”)	BVI’s equity investee
Macronix Pte Ltd. (“MPL”)	BVI’s equity investee
Tower Semiconductor Ltd. (“Tower”)	BVI is represented on Tower’s board of directors.
FueTrek Co., Ltd. (“FueTrek”)	BVI is represented on FueTrek’s board of directors.
Raio Technology Co., Ltd. (“Raio”)	HuivYing is represented on Raio’s board of directors.
United Industry Gas Co., Ltd. (“UIG”)	The Company is UIG’s supervisor.
Powertech Technology Inc. (“Powertech”)	The Company is represented on Powertech’s board of directors.
Ardentec Corporation (“Ardentec”)	The Company is represented on Ardentec’s board of directors.
Chiao Tung Bank	Chiao Tung Bank was represented on the Company’s board of directors before November 26, 2002.
Macronix Education Fundation	The president is the same.

(note)	Caesar Technology, Inc. was formally placed in liquidation on January 11, 2002.

(2)	Major Transactions with Related Parties

a.	Sales to related parties were as follows:

	For the three months ended March 31,

Related party	2003	2002

MXA	$118,136	$188,286
MXE	101,859	101,786
Raio	34,833	32,789
Biomorphic	29,172	—

Total	$284,000	$322,861

Sales prices to MXA and MXE are approximately 88% of arm’s length customers’ sales prices. Sales prices to Biomorphic and Raio are not comparable with those of regular customers because they are the only providers for the products that the Company produces for them.

The general collection terms with related parties are 45-60 days, which is similar to regular customers.

b.	Expenses paid to related parties were as follows:

		For the three months
		ended March 31,

Related parties	Account	2003	2002

MXA	Selling expenses	$23,394	$3,943
BVI	Selling expenses	23,667	4,905
MPL	Selling expenses	3,273	3,036
NTTI	Research and development expenses	30,369	16,057
MXIC Education Fundation	Administrative expenses	4,665	—

Total		$85,368	$27,941

c.	In January 2003, the Company sold certain fixed assets and software, with book value of NT$3,200 and NT$416, respectively, to Chaohong. The related disposal gains amounted to NT$114 and NT$14, respectively.

d.	Manufacturing processing charges from related parties for the three months ended March 31, 2003 and 2002 were as follows:

	For the three months ended March 31,

Related parties	2003	2002

Ardentec	$19,394	$40,047
Powertech	58,959	20,724
Caesar	—	2,823

Total	$78,353	$63,594

Such charges form a part of cost of goods sold.

e.	The Company purchased industrial gas from UIG totaling NT$24,183 and NT$30,552 for the three months ended March 31, 2003 and 2002, respectively. Such purchases form a part of cost of goods sold.

f.	The Company purchased wafers from Tower totaling NT$27,683 and NT$36,003 for the three months ended March 31, 2003 and 2002. Such purchases form a part of cost of goods sold.

g.	Merchandise purchased from related parties were as follows:

	For the three months ended March 31,

Related parties	2003	2002

Prominent	$63,798	$21,581
Biomorphic	48,427	—
Raio	3,231	—

Total	$115,456	$21,581

Such purchases form a part of cost of goods sold.

h.	The Company entered into an IP License Agreement with FueTrek in 2002. Total amount of this agreement was NT$10,050 (JPY34,300) and was fully paid as of March 31, 2003. Such amount was accounted for under deferred assets and amortized over the contract’s life.

(3)	Receivables and payables resulting from the above transactions as of March 31, 2003 and 2002 were as follows:

a.	Accounts Receivable

Related parties	2003.3.31	2002.3.31

MXE	$68,574	$67,794
MXA	55,746	237,537
Biomorphic	46,704	—
Raio	35,433	20,583
UIG	16,483	—
BVI	2,413	31,287
Others	14,373	6,732

Total	239,726	363,933
Less: Allowance for doubtful accounts	(13,000)	(16,977)

Net	$226,726	$346,956

b.	Accounts Payable

Related parties	2003.3.31	2002.3.31

Powertech	$54,602	$16,147
NTTI	35,305	18,815
MXA	17,988	20,631
PCI	14,491	27,691
Macronix (BVI) Co., Ltd	14,461	19,159
Biomorphic	12,713	—
UIG	8,355	9,492
Ardentec	5,753	23,499
Tower	277	15,452
Other	3,106	6,131

Total	$167,051	$157,017

(4)	The board of directors provided authority to the Company to act as guarantor (not exceeding USD154,000) for loans and derivative financial instrument transactions of its subsidiaries and equity investees. As of March 31, 2003 and 2002, the guaranteed amounts were as follows:

Related parties	2003.3.31	2002.3.31

Wedgewood	USD 85,000	USD 64,000
BVI	19,000	36,000
Biomorphic	3,400	3,400

Total	USD 107,400	USD 103,400

(5)	Please refer to note 4(10) for the Company’s long-term loan agreement with Chao Tung Bank.

(6)	Please refer to note 4(11) for the Company’s capital lease agreement with Caesar.

6.	Assets Pledged As Collateral
The Company’s assets pledged as collateral for security for foreign labor, customs clearance deposits, compensated deposits, secured loans and capital leases as of March 31, 2003 and 2002 were as follows:

Accounts	2003.3.31	2002.3.31

Restricted investments-current	$3,042,660	$34,000
Restricted investments-non-current	260,625	1,724,018
Property, plant and equipment	16,068,256	14,067,639

Total	$19,371,541	$15,825,657

7.	Commitments And Contingencies The Company’s commitments and contingencies, not included in the financial statements, as of March 31, 2003 were as follows:

a.	Letters of credit issued for future deliveries of equipment totaled approximately NT$648,325.

b.	The Company’s significant construction and machinery contracts totaled approximately NT$19,269,23l. The Company has paid NT$14,396,636 pursuant to these contracts as of March 31, 2003.

c.	Operating Leases:
The Company entered into several operating lease contracts for land with the administrative office of the Hsinchu Science-Based Industrial Park. The lease terms are from 1990 to 2020. Future lease payments under the lease are NT$66,257 for 2003, NT$64,384 in total for 2004 through 2008, NT$333,261 in total for 2009 through 2014, NT$17,533 in total for 2015 through 2020 .

d.	According to agreements, entered into between and by the Company and several banks including Chiao Tung Bank, medium term loan from 14 banks and medium term loan from 20 banks for purchasing automation machinery, the Company is required to issue new shares of capital for cash if the debt to equity ratio is greater than 1.2, or if ratio of current assets to current liabilities does not exceed 1.00.

e.	In accordance with a loan agreement for purchasing machinery and equipment for Fab II entered into by the Company and several banks including Bank of America, the Company should : (a) maintain a current ratio of no less than 100 percent; (b) maintain a debt ratio of no more than 100 percent; and (c) maintain a debt service coverage ratio of no less than 2.2.

On June 27, 2002, the Company and Bank of America agreed to amend the above loan agreement to the extent that the Company shall only maintain a current ratio of no less than 100 percent and is free of the other financial covenants noted in the previous paragraph.

f.	In August 1997, Atmel filed another legal action against MXA for violation of Atmel’s patents No. 096 and 747. The first patent is a patent similar to the one in issue with the ITC. The second relates to manufacturing processes used by the Company. MXA applied for summary judgment for both patents. The Court has granted MXA’s motion for summary judgment against three of the four asserted claims of the 096 patent, leaving only one claim to be litigated on the 096 patent. On January 14, 2002, the Court issued an order denying Atmel’s motion to correct inventorship of the 747 patent. Based on that order, MXA has sought a ruling of invalidity of the 747 patent due to incorrect inventorship, and is awaiting the Court’s decision. There is no set trial date. In light of the results to date, the Company believes that there will be no significant impact on its operations or financial position related to this dispute.

8.	Significant Disaster Losses

No significant disasters occurred during the period.

9.	Significant Subsequent Events

On April 7, 2003, the Company’s board of directors approved 2003 stock option plan that grants optionees for the purchase of the Company’s common stock up to 200,000,000 shares. Under 2003 stock option plan, optionees may purchase the Company’s common shares at the market price of the grant date. Stock options expire in six years from the date granted and vest over the service periods that range from two to six years. The plan, however, has yet to be approved by SFC.

10.	Financial Instruments

a.	Contract Amount or Notional Amount and Credit Risk:

	2003.3.31		2002.3.31

	Contract amount or	Credit	Contract amount or	Credit
Financial instrument	Notional amount	risk	Notional amount	risk

Forward currency exchange contract-hedging	—	—	¥1,550,260	—
Written options-hedging	—	—	¥8,058,840	—
			NTD 105,900
Purchased options-hedging	¥232,500	—	¥4,592,700	—
Cross currency interest rate swaps-hedging	USD 2,000	—	USD 6,000	—
Structured deposit-trading	USD 10,000	—	USD 31,000	—

Credit risk amount represents forward exchange contracts with a positive fair value factoring in the offsetting effect of the master netting arrangement as of balance sheet date. If the credit risk amount is positive and the transaction party breaches the contract, the Company will incur a loss. The possibility of incurring a loss is remote since the Company’s counter parties are reputable.

b.	Market Value Risk
Market value risk is insignificant due to the fact that the purpose of the forward exchange contract, option contracts and cross currency swaps are hedging and the gain or loss from fluctuations of interest or exchange rates will be offset by the gain or loss from the underlying assets or liabilities denominated in foreign currencies.

c.	Liquidity Risk

No significant cash flow risks are expected as the exchange rate on the forward contracts is fixed, and the Company expects to have sufficient Japanese Yen assets to meet the cash requirements.

d.	Types of derivative financial instruments, purpose of holding the derivative financial instruments and the strategy for achieving the hedging purpose:

The Company’s derivative financial instruments are entered into mainly for hedging purposes. The purpose of holding forward exchange contracts, option contracts and cross currency swaps is to hedge exchange rate fluctuation risks resulting from assets, liabilities or commitments denominated in foreign currency. The Company’s hedging strategy is to mitigate into market price risk. Derivative financial instruments selected for hedging purposes are reviewed and anti-co-related with the fluctuation of the fair value of derivatives hedged. Derivatives are evaluated periodically.

e.	Presentation of derivative financial instruments

Forward exchange contracts receivable and payable are reported under current assets or liabilities on a net basis if any right of offset exists. As of March 31, 2003, the balances were as follows (in NT$):

Contract Receivable

Forward contracts receivables	$69,500
Forward contracts payables	(59,065)
Premium	(100)

Forward contracts receivables (payables) — net	$10,335

(i)	The amount of the above forward and the cross currency swap contracts is classified under other current assets amounted to NT$10,355.

(ii)	Foreign exchange gains earned for the three months ended March 31, 2003 amounted to NT$9,391 which was reported under other income.

(iii)	Gains and losses related to option contracts are dealt with in the statement of operations upon exercise.

f.	Fair value of financial instruments

	2003.3.31		2002.3.31

	Carrying	Fair	Carrying	Fair
	value	value	value	value

Non-derivative
Assets
Cash, cash equivalents and restricted investments	$9,417,522	$9,417,522	$17,000,153	$17,000,153
Notes and accounts receivable (including receivables from related parties)	2,331,059	2,331,059	2,215,583	2,215,583
Other financial assets	173,750	173,750	—	—
Long-term investments-no market value available	4,090,483	4,090,483	4,395,681	4,395,681
Long-term investments-with market value	37,671	41,205	37,671	50,732
Liabilities
Short-term debts	—	—	1,550,000	1,550,000
Payables	4,111,062	4,111,062	4,158,235	4,158,235
Long-term debt - with variable interest rates	9,466,090	9,466,090	6,537,063	6,537,063
Capital lease obligations (including current portion)	1,451,951	1,405,569	1,938,683	1,784,289
Bond payable (including current portion)	3,000,000	3,047,933	—	—
Convertible debentures (including current portion)	15,639,107	15,071,893	18,769,198	16,875,223
Derivatives
Hedging:
(1) Asset
Cross currency interest rate swaps	10,335	11,090	48,934	49,835
Foreign exchange forwards	—	—	8,757	8,917
Options	—	525	—	26,695
(2) Liabilities
Options	—	—	—	(3,878)
Trading:
Structured deposit	—	(3,244)	—	(3,699)

The methods and assumptions used to estimate the fair value of derivative financial instruments are as follows:

(1)	The fair value of the Company’s short-term financial instruments is based on the book value of those instruments at the reporting date due to the short maturity of those instruments. This method was applied to cash and cash equivalents, restricted investments, receivables, payables and short-term debt.

(2)	The fair value of the Company’s marketable securities is based on the market prices at the reporting date if the market prices are available. The fair value of the Company’s marketable securities is based on financial data or any other information if market prices are not available.

(3)	The fair value of the Company’s long-term borrowings bearing variable interest rates, which includes the current portion of long-term debt, is estimated using the book value of the debt at the reporting date.

(4)	The fair value of long-term borrowings bearing fixed interest rates, bonds payable and convertible bonds payable is based on the market prices at the reporting date if market prices are available or estimated using the discounted cash flow method based on the Company’s borrowing rates for similar types of borrowings.

(5)	The fair value of derivative financial instruments (normally includes unrealized gains or losses from outstanding forward exchange contracts) is assumed to be based on the amount that the Company is entitled to receive or obligated to pay if the Company terminated the contracts at the balance sheet date.

g.	Certain accounts in the financial statements as of and for the three months ended March 31, 2002 have been reclassified to conform to the current period’s presentation.

h.	Stock Options

	Total	Total	Options				Market Price
	Shares	Outstanding	Available to	Exercise	Exercise	Performance
Grant Date	Granted	Options	Be Exercised	Date	Price	of Contract	High	Low

2002.1.16	71,768,500	71,768,500	71,768,500	2004.1.16	22.8	Issuance of new shares	12.75	8.75
2002.5.6	560,000	560,000	560,000	2004.5.6	22.3	Issuance of new shares	12.75	8.75
2002.10.1	151,507,000	151,507,000	151,507,000	2004.10.1	11.5	Issuance of new shares	12.75	8.75
2002.12.16	16,449,000	16,449,000	16,449,000	2004.12.16	11.7	Issuance of new shares	12.75	8.75

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: May 15, 2003	By:	/s/ Paul Yeh

Name: Paul Yeh Title: Associate Vice President of Finance Center